EXHIBIT 99.1 – PRESS RELEASE

Real Messenger Clarification Regarding Terms of Warrants and Registration of Underlying Shares

Costa Mesa, CA – November 22, 2024 – Real Messenger Corporation (“Real Messenger” or the “Company”), an innovative chat-based platform reimagining real estate connections began trading on Nasdaq on November 19, 2024 under the ticker symbols “RMSG” (ordinary shares) and “RMSGW” (warrants) on November 20, 2024.

As previously reported, on November 19, 2024, Real Messenger Corporation, a Cayman Islands exempted company (the “Company”), completed a business combination (the “Business Combination”) with Nova Vision Acquisition Corp., a British Virgin Islands limited company (“Nova SPAC”), the Company’s ordinary shares began trading on Nasdaq under the symbol RMSG, and the Company’s warrants began trading on Nasdaq under the symbol RMSGW (the “PubCo Warrants”), effective November 20, 2024.

The Company wishes to clarify the terms of the PubCo Warrants in light of mistaken references to the Pubco Warrants found in the Prospectus filed by Nova SPAC on SEC Form 424B3 on August 19, 2024, and in the Registration Statement filed by Nova SPAC on SEC Form F-4/A on August 13, 2024 (together, the “Prospectus Filings”).

The Prospectus Filings refer in several instances to Nova SPAC’s warrants (“Nova Warrants”) as “exercisable 30 days after the consummation of the Business Combination” and also state that “The PubCo Warrants will have the same terms as the Nova Warrants” and that the PubCo Warrants entitle the holders thereof to purchase the Company’s ordinary share “commencing 30 days after the consummation of the Business Combination.”

It has come to the attention of the Company that the terms of the Nova Warrants, and the terms of the PubCo Warrants do not in fact provide for such 30-day period before which the PubCo Warrants may be exercised. Accordingly, the PubCo Warrants are exercisable immediately. The Company has instructed its transfer agent accordingly.

The Company also wishes to clarify that its ordinary shares underlying the PubCo Warrants have been reserved for issuance and have been registered pursuant to the Prospectus Filings. Accordingly, upon exercise of the PubCo Warrants, the underlying shares will be issued as registered shares.

About Real Messenger Holdings Limited

Real Messenger (Nasdaq: RMSG and RMSGW) is a real estate technology platform headquartered in Costa Mesa, CA. Founded in 2022, Real Messenger is transforming real estate engagement by connecting agents, buyers, sellers, and other industry participants within a unified, social platform. With users across 35 countries, Real Messenger’s primary reach is in the U.S., with notable growth in key markets such as the U.K. and Australia.

With over 1 million users, Real Messenger is building a vibrant global community, creating a dynamic space for real estate connections, insights, and experiences. In recognition of its impact, Real Messenger was named to the 2023 HousingWire Tech 100 list, and its CEO, Thomas Ma, was honored in Inman’s “Best of Proptech” awards in 2023.

Important Notice Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about Real Messenger’s (and its predecessor by merger, Nova Vision’s) perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the effect of the completed business combination transaction, including the benefits of the proposed transaction, anticipated future financial and operating performance and results, plans for growth, and the expected management and governance of the combined company. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of Real Messenger, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to Real Messenger’s businesses and strategies; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the registration statement on Form F-4, filed by Nova Vision with the SEC; and in Nova Vision’s and Real Messenger’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Real Messenger and its subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Contacts

Real Messenger Holdings Limited
ir@real.co

Nova Vision Acquisition Corp.
info@novavisionacquisition.com